March 17, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
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Attention:	Kevin Dougherty
Laura Nicholson
Yong Kim
Gus Rodriguez

Re:	Frontier Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-254004

Ladies and Gentleman:

On behalf of Frontier Group Holdings, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2021.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received from the staff of the Commission (the “Staff”) on March 15, 2021. For ease of review, we have set forth below the numbered comments from your letter and the Company’s response thereto. For your convenience, we have enclosed a courtesy package for the members of the Staff identified above which includes a copy of Amendment No. 1 marked to show changes from the Registration Statement, as well as a copy of this letter.

Summary

Overview, page 2

1.

We note your disclosure that you have increased your ancillary revenues from $12.80 per passenger in 2013 to $57.11 per passenger in 2019 and $62.45 per passenger in 2020. Please define what you consider “ancillary revenues.”

March 17, 2021

Response: In response to the Staff’s comment, the Company has added disclosure on page 4 and added the related defined terms to the “Glossary of Airline Terms” commencing on page 21 of Amendment No. 1.

Summary

Low Fares Done Right – Our Business Strategy

Strong Liquidity and Capital Structure, page 9

2.

We note that your total available liquidity of $963 million includes $161 million of income tax receivable you expect to collect in 2021. Tell us why you believe it is appropriate to include an amount you have not collected or have access to in a liquidity measure as of December 31, 2020.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 10, 40, 76, 99 and 119 of Amendment No. 1 to exclude $161 million of income tax receivable from the calculation of available liquidity as of December 31, 2020. Disclosure relating to the income tax receivable is now provided separately.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

3.

We reviewed your response to comment 7. Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a) and (b) of Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition. Also discuss and analyze statistical data that you believe will enhance understanding of your financial condition.

Response: Consistent with the telephone conversation between the Staff and the Company’s Chief Accounting Officer on March 16, 2021, the Company has added a tabular presentation and related analysis of key balance sheet items and related statistical data on page 101 of Amendment No. 1.

Operating Expenses

Aircraft Rent, page 76

4.

You state that $33 million of rent related to 2020 was deferred to 2021 which favorably impacted your cash flows and results of operations. To ensure a balanced discussion, discuss the impact this deferral will have on 2021 and specify whether the deferred payments will be in addition to contractual 2021 rental payments.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 79, 87, 105 and F-11 of Amendment No. 1.

March 17, 2021

Trends and Uncertainties Affecting Our Business, page 78

5.	In the fourth paragraph of this section you present and discuss Adjusted CASM including net interest. Please also present and discuss CASM alongside this measure.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 81 of Amendment No. 1 to add a presentation and discussion of CASM.

Results of Operations, page 84

6.

We note your presentation of Adjusted CASM + net interest and CASM + net interest. Tell us why you believe it is appropriate to adjust CASM, which is based on operating costs, by net interest, a non-operating expense.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 89 and 94 of Amendment No. 1 describing the utility of this measure.

Business

Competition, page 116

7.

We note your presentation of Adjusted CASM (Excluding Fuel) and Adjusted CASM + net interest for your competitors. Please state, if true, that you calculated the metrics for each of the airlines shown based on publicly available information, along with a statement indicating that you believe the methodology you used was applied consistently.

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 124 of Amendment No. 1 to clarify that the Company believes the methodology used to calculate the metrics for each of the airlines was applied consistently.

8.

We reviewed your response to comment 12. You state that the individual measures may not be comparable across all carriers; however, you believe the measures taken together provide investors with a better picture of the economic advantage provided by the Company’s low costs. Tell us how you considered presenting CASM within your table alongside your current measures since that is a measure that is generally comparable across all carriers.

Response: In response to the Staff’s comment, the Company has added disclosure on page 124 of Amendment No. 1 to present CASM in the table in addition to the information previously provided.

March 17, 2021

Financial Statements

Consolidated Statements of Cash Flows, page F-7

9.	Please provide supplemental disclosures of cash paid for interest expense.

Response: In response to the Staff comment, the Company respectfully advises the Staff that the Company has disclosed cash paid for interest expense on page F-31 of Amendment No. 1 within the footnotes of the consolidated financial statements in accordance with ASC 230-10-50-2.

Note 17. Income Taxes, page F-43

10.	You disclose a tax benefit of $147 million in 2020. Yet you disclose an effective income tax rate of 39.5%. Please revise your federal statutory income tax rate reconciliation.

Response: Consistent with the telephone conversation between the Staff and the Company’s Chief Accounting Officer on March 16, 2021, the Company respectfully advises the Staff that the Company has disclosed a federal statutory income tax rate reconciliation using percentages as proscribed within ASC 740-10-50-12. The effective income tax rate of 39.5% was applied to the loss before income taxes to arrive at the income tax benefit of $147 million in 2020.

* * * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by e-mail (tony.richmond@lw.com) or Miles P. Jennings by telephone at (415) 395-8198 or by e-mail (miles.jennings@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

CC:	Barry L. Biffle, Frontier Group Holdings, Inc.

Howard Diamond, Frontier Group Holdings, Inc.

Miles P. Jennings, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP